Exhibit 99.3

SRK Consulting (U.S.), Inc.
Suite 600
1125 Seventeenth Street
Denver, CO 80202

T: 303.985.1333
F: 303.985.9947

denver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Matthew Hastings, MSc Geology, MAusIMM (CP) do hereby certify that:

1.	I am Principal Consultant Resource Geologist of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.
2.	This certificate applies to the technical report titled, “NI 43-101 Preliminary Economic Assessment (PEA) for the Yauricocha Mine, Peru” dated August 8, 2018 with an Effective Date of July 31, 2017 (the “Technical Report”).
3.	I graduated with a degree in Geology from The University of Georgia in 2005. In addition, I have obtained a M.Sc. Geology in 2008 from the University of Nevada, Reno as well as a Citation in Applied Geostatistics from the University of Alberta in 2012. I am a Chartered Professional of the Australasian Institute of Mining and Metallurgy (AusIMM) as wellf as an Idaho registered professional geologist in the United States. I have worked as a Geologist for a total of 11 years since my graduation from university. My relevant experience includes exploration, development, and estimation of mineral resources in a variety of geological settings and deposit types.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
5.	I visited the Yauricocha property on June 9 through 14, 2017 to review resource estimation methodology, sampling and drilling practices, examined drill core, and toured the underground mine and underground expressions of the mineralization.
6.	I am responsible for Sections 2 through 12 (except 4.3 and 5.5), 14, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.S
7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.
8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is audit and review of mineral resource estimation practices employed by site personnel.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

U.S. Offices:		Canadian Offices:		Group Offices:
Anchorage	907.677.3520	Saskatoon	306.955.4778	Africa
Clovis	559.452.0182	Sudbury	705.682.3270	Asia
Denver	303.985.1333	Toronto	416.601.1445	Australia
Elko	775.753.4151	Vancouver	604.681.4196	Europe
Fort Collins	970.407.8302	Yellowknife	867.873.8670	North America
Reno	775.828.6800			South America
Tucson	520.544.3688

SRK Consulting (U.S.), Inc.	Page 2

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th Day of August 2018.

“Matthew Hastings”
Matthew Hastings, MSc Geology, MAusIMM (CP)
SRK Consulting (U.S.), Inc.